

March 6, 2012

Via E-mail
Patrick H. Gaines
Chief Executive Officer
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia
Canada

> **Re:** **LML Payment Systems Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 16, 2011**
> **File No. 000-13959**

Dear Mr. Gaines:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Future Change in Accounting Policies, page 35

1. We note your disclosure that you are transitioning to reporting in IFRS for your fiscal period commencing April 1, 2011. Please explain to us how you meet the definition of a foreign private issuer as defined in Rule 405 of Regulation C and the date of your last test.

Summary Quarterly Financial Data, page 37

2. Please explain to us why you have not included gross profit in your quarterly financial data. See Item 302 of Regulation S-K.

Controls and Procedures, page 38

3. We note your disclosure that your CEO and CAO concluded that your disclosure controls and procedures were effectively <u>designed</u> to provide reasonable assurance that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to provide reasonable assurance that such information is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please tell us, and revise to disclose, if your disclosure controls and procedures are also operating effectively at the reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also apply this comment to your Forms 10-Q.

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-9

4. Please explain to us in more detail your revenue recognition policy for the payments you received to settle litigation related to infringement on your patents. Please include in your response if these licenses are for a specific period or indefinite. Please also include why you believe revenue is the appropriate classification for all elements of these payments, including the release from litigation and covenant-not-to-sue provisions.

Note 12. Commitments and Contingencies, page F-24

(c), page F-26

5. We note your disclosure that 16 of the 100 patent claims in patent 40,220 were rejected by the US Patent and Trademark Office. Please explain to us and more clearly disclose in future filings the consequences of this rejection. Please include in your response a description of these 16 claims and explain how material they are to the overall 40,220 Patent. Also tell us whether the claims are still enforceable and whether your licencees continue to need a license to use this intellectual property. We understand that you have the right to appeal, but we are trying to understand how this matter is likely to affect your

near-term operations and how the potential failure of your future appeals could cause your future operations to differ from your current operations.

Conference Calls

6. We note that in your conference calls regarding your earnings for various quarters you discuss EBITDA. This appears to be a non-GAAP financial measure. Please tell us how you have complied with Regulation G and provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP or IFRS. Refer to Section 105 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief